IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022

October 31, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	In Media Corporation
Form 10-K for the Fiscal Year Ended December 31, 2110
Filed March 31, 2011
File number: 333-146263
Dear Sir,

We attach our responses to your fifth comments on our Form 10-K for the year ended December 31, 2010 as delivered by fax letter on October 11, 2011. Our responses are numbered to match the comment number listed in that fax letter. Subject to your acceptance of our responses we will file an amended Form 10-K where indicated incorporating the disclosures discussed in these responses which will also be included in our future filings.

1 General

We have noted your response and acknowledge the following (and will include the language in our response letters):

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

2 Re-Statement label

We confirm that we have labeled all impacted financial statements and financial statement periods as “Restated” in our Amended Form 10-K..

3 Re-Statement Amounts

We confirm that we have added a separate audited footnote to our financial statements disclosing the “Amounts as previously reported”, the “Adjustments”, and the “Amounts as restated” and this is separately referred to in our auditor’s report as described below.

“ RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to December 31, 2010, the Company reconsidered the manner in which it had been accounting for convertible debt issued as a primary means of raising additional equity funding. As a result, the Company has re-stated its financial statements and filed an Amended form 10-K.  The following table shows the amounts previously reported, the adjustments, and the amounts as restated in respect of each line item reported in our financial statements for the year ended December 31, 2010. Our audit report has also been updated to reflect the restated financial statements.

Amounts in $s except share data	Amounts as previously reported	Adjustments	Amounts as restated	Comment
Balance sheet as at December 31, 2010				
Consulting fees payable	467,000	(467,000)	-	Reclassified as long term liability
Convertible note, net of discount	170,500	(51,387)	119,113	Discount on notes, less amortization
Contract amounts payable to Numerity	485,548	467,000	952,548	Includes reclassification of current consulting fees
Additional paid-in capital	671,937	268,357	940,294	Discount on note less amortization, expense of conversion derivative, and non cash compensation to consultants
Accumulated deficit	(1,690,280)	(216,970)	(1,907,250)	Amortization and derivative expense on notes and non cash compensation to consultants
Statement of Operations for Year ended December 31, 2010				
General & administrative expense	655,717	110,471	872,687	Amortization and derivative expense on notes and non cash compensation to consultants
Net loss	(869,932)	(110,471)	(1,086,902)	Amortization and derivative expense on notes and non cash compensation to consultants
Statement of Operations for Year ended December 31, 2009				
Basic and diluted shares outstanding	17,282,192	(4,493,730)	12,788,462	Correction of calculation error
Basis & fully diluted EPS	(0.04)	(0.02)	(0.06)	Correction of calculation error
Statement of Cash Flows for Year ended December 31, 2010				
Net loss	(869,932)	(110,471)	(1,086,902)	Amortization and derivative expense on notes and non cash compensation to consultants
Discount on conversion option		68,913	68,913	Discount on notes, less amortization
Expense of derivative note conversion option		41,558	41,558	Expense of conversion derivative
Statements of Shareholders' Equity and retained earnings				
Balance December 31, 2007				
Common stock #	11,500,000	22,000,000	33,500,000	Correction of carry forward error
Common stock amount	11,500	22,000	33,500	Correction of carry forward error
Additional paid -in capital	23,500	198,000	221,500	Correction of carry forward error
Merger of Tres Estrellas October 30, 2009				
Common stock #	33,500,000	(22,000,000)	11,500,000	Correction of carry forward error
Common stock amount	33,500	(22,000)	11,500	Correction of carry forward error
Additional paid -in capital	221,500	(198,000)	23,500	Correction of carry forward error
Year ended December 31, 2010				
Derivative expense of note conversion option	-	41,558	41,558	Expense of conversion derivative
Discount on convertible note conversions	-	120,300	120,300	Discount on notes, less amortization
Issuance of common stock to consultants	397,083	106,499	503,582	Non-cash compensation correction

”

4 Embedded derivative ASC 815-15-25-1

We have amended our financial statements to reflect the expense of the derivative conversion options on our series of short-term convertible notes, which will be charged over the lives of the respective notes. We have also added additional sections to the related notes on Significant Accounting Policies and Notes Payable as follows:

“ASC 470-20-05-7 provides that convertible debt instruments be bifurcated to the show the intrinsic value of the conversion feature of the convertible debt instrument at the date of issuance. This value is added to additional paid-in capital, and the offsetting amount is applied as a discount against the principal value of the note. The Company amortizes the discount over the lives of the notes, all of which run for nine months from issuance date to maturity. The Company issued a total of $200,500 in convertible debt during the year ended December 31, 2010 and established a reserve for note discount of $120,300 to reflect the value of the conversion option. This reserve was offset by a corresponding credit to addition al paid-in capital. During the years ended December 31, 2010 and 2009, the Company expensed $68,913 and $0, respectively, as discount amortization expense.

The Company recognizes the underlying value of embedded derivatives in accordance with ASC 815-15-25-1. The value of the option for noteholders to convert their notes into shares of common stock is calculated and credited to additional paid-in capital, and expensed as interest expense on a straight line basis over the life of the notes. For the years ended December 31, 2010 and 2009, the amount of expense charged in respect of the derivative value was ($41,558 and $0, respectively.”

Statements of Operations

5 EPS year ended December 31, 2009

We have reviewed and re-calculated our weighted average number of shares outstanding for purposes of arriving at net loss per share for the year ended December 31, 2009.  This has been included in our Amended Form 10-K for the year ended December 31, 2010 and was calculated as shown in the following table.

Controls and Procedures

6 Item 9A

We have revised this section to clear up a patchwork of previous comments. This now reads “Management did review our disclosure controls and procedures, and internal control over financial reporting and concluded that they were effective as at the end of the period covered by this report.  The reason for restatement was not due to a change in, or reassessment of those controls and procedures but rather due to a change in circumstances whereby convertible notes that had heretofor been converted due to lack or cash for repayments, were actually paid back when due. Thus, whereas the Company had previously recognized the notes solely as a source of equity fund raising and therefore not subject to ASC 470-20, the repayment illustrated a case where the dual element of debt and beneficial conversion feature were both present, and hence management determined to restate to comply with the disclosure guidance of ASC 470-20.

7 Evaluation of Disclosure Controls

Responsibility for Financial Statements

Our principal executive officer and principal financial officer are responsible for the integrity and objectivity of all information presented in this annual report. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on our principal executive officer and principal financial officer’s best estimates and judgments. Our principal executive officer and principal financial officer believe the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company’s financial reports and to the Board of Directors. Based on their evaluation as of December 31, 2010, our principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Currently, as a small development stage company, we maintain our internal controls through a segregation of duties between our principal executive officer and principal financial officer.  For example, all incoming supplier invoices are delivered direct to the principal financial officer for recording in the books, checking, and processing.  The principal financial officer must submit all payment requests to the principal executive officer for approval, allocation of cash and presentation of a check for mailing to the payee. The principal financial officer conducts regular reconciliations of the bank account to make sure that all receipts and disbursements have been identified, supported by appropriate documentation and payment approvals, and the transactions are matched to postings in the books of account. As a small development stage company, we have very limited financial activity during the year. Thus, the current check and balance of the financial activity by our principal executive officer and principal financial officer provide sufficient controls to ensure fairness, accuracy and proper disclosure. Any documentation as it relates to the Company’s assessment is very limited as there only a limited number of business transactions. No testing was performed on the limited transactions within the Company by Our principal executive officer and principal financial officer since 100% of the transactions were actually performed by our principal executive officer and principal financial officer. Our principal executive officer and principal financial officer  concluded that adequate procedures were in place to approve and monitor all disbursements distributed by the Company and confirm all funds received by the Company.  Our principal executive officer and principal financial officer are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

In February 2010 the Company engaged the service of a consulting CFO with prior public company experience, and accounting qualifications to supervise and manage the Company’s accounting and record keeping. In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. “

8 Signatures

We will amend our Form 10-K to show Mr Westbrook as Chief Financial Officer and Principal Accounting Officer.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and patience in assisting us to improve our Form 10K as of December 31, 2010.

Sincerely,

/s/ Nitin Karnik

Nitin Karnik, Chief Executive Officer